Exhibit B

AMENDED AND RESTATED VOTING AGREEMENT

This Amended and Restated Voting Agreement (this “Agreement”) is made and entered into as of June 25, 2019 by and between Mr. Xiaojun Zhang (“Mr. Zhang”) and Mr. Jiayuan Lin (“Mr. Lin”, and together with Mr. Zhang, either of them, a “Party” and collectively, the “Parties”).

WHEREAS,

(1)	As of March 31, 2019, the Parties collectively beneficially owned 33.3% of the equity interest in Cango Inc. (the “Company”), a company incorporated in the Cayman Islands;

(2)	The Parties entered into a voting agreement (the “Initial Agreement”) on May 29, 2018 with respect to the exercise of their voting rights in shareholders’ meetings of the Company; and

((3)	The Parties hereby amend and restate the Initial Agreement in accordance with the provisions hereof.

NOW, THEREFORE, for a valid consideration, the Parties agree as follows:

ARTICLE I EXERCISE OF VOTING RIGHTS

1.1

The Parties shall consult with each other and reach a consensus before making a proposal to a shareholders’ meeting of the Company according to the articles of association of the Company or relevant laws and regulations.

1.2	The Parties shall consult with each other and reach a consensus before exercising voting rights in a shareholders’ meeting of the Company.

ARTICLE II EFFECTIVE PERIOD AND TERMINATION

2.1	This Agreement shall become effective on the closing date of the IPO and be terminated upon the earliest occurrence of:

(i)	the disposal of all of either Party’s equity interests, directly or indirectly, in the Company;

(ii)	the death of either Party;

(iii)	the tenth anniversary of May 29, 2018; and

(iv)	the entering into a termination agreement by the Parties.

2.2	Except for the confidential obligations provided in Article 3, all rights, obligations and undertakings hereunder will be terminated upon the termination of this Agreement.

ARTICLE III CONFIDENTIALITY

The Parties shall make their best endeavor to keep all the information in or related to this Agreement strictly confidential. Unless according to applicable laws and regulations, or required by governmental authorities, and without prior written consent of the other Party, neither Party shall make any disclosure of the matters contained in or related to this Agreement in any method.

ARTICLE IV LIABILITIES FOR BREACH OF AGREEMENT

4.1

The Parties agree and confirm that, the violation of any provision in this Agreement or the failure to exercise any obligations under this Agreement shall constitute a breach of this Agreement. The non-breaching Party has the right to request the breaching Party to rectify or take remedial measures within ten (10) days after the non-breaching Party sends written notice.

4.2

The non-breaching Party shall have the right to request the breaching Party to continue performing his obligations under this Agreement even after the breaching Party has paid damages according to the above provision.

ARTICLE V DISPUTE RESOLUTION

The Parties agree to negotiate in good faith to resolve any dispute arising out of or in connection with the interpretation and performance of this Agreement. In the event that the Parties fail to resolve a dispute through negotiation, either Party may submit such dispute to people’s court located in Shanghai Municipality, the People’s Republic of China (the “PRC”).

ARTICLE VI MISCELLANEOUS

6.1

The Parties confirm that the undertakings made by them under this Agreement shall not be changed due to a change in company name, an increase in capital and share, merger, division, restructurings or any other matter involving the Company.

6.2	This Agreement shall be effective upon execution by the Parties. Any modification, supplement or change of this Agreement shall be made in writing and signed by both Parties.

6.3	This Agreement shall be interpreted by the laws of the PRC.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

XIAOJUN ZHANG

/s/ Xiaojun Zhang

JIAYUAN LIN

/s/ Jiayuan Lin